[redacted]

SEC
Mail Processing
Section
FEB 27 2008
Washington, DC
101

SECU 08030077 SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49514

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~JSP~~ JSP Securities, LLC D/B/A Atlantic Capital Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4120 Main at Horth Hills, Suite 230
(No. and Street)

Raleigh (City) NC (State) 27609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glenn W. Melhorn 919.833.1231
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

P O Box 18068 (Address) Raleigh, NC (City) (State) 27619 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn W. Melhorn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JLP Securities, LLC DBA Atlantic Capital Securities, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Manager
Title

MARY M. MILLER NOTARY PUBLIC WAKE COUNTY, N.C.

Notary Public
Commission Expires Mar 25, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JSP SECURITIES, LLC
D/B/A ATLANTIC CAPITAL SECURITIES

Balance Sheets

December 31, 2007 and 2006

Assets		2007	2006
Current assets:			
Cash and cash equivalents	$	7,262	36,669
Accounts receivable		-	11,688
Prepaid expenses		280	-
Total current assets		7,542	48,357
Investment		14,847	9,237
Other assets		297	388
Total assets	$	22,686	57,982
Liabilities and Members' Equity			
Current liabilities-commissions payable		-	-
Members' capital		17,076	57,982
Accumulated other comprehensive income		5,610	-
Total members' equity		22,686	57,982
Total liabilities and members' equity	$	22,686	57,982

See Accomapnying notes to financial statements.

JSP SECURITIES, LLC
D/B/A ATLANTIC CAPITAL SECURITIES

Statements of Income

Years ended December 31, 2007 and 2006

	2007	2006
Revenues	$ 216,666	400,501
Operating expenses:		
Commissions	77,594	-
Rent and utilities	1,500	-
Registration and fees	1,518	4,585
Insurance	368	1,521
Professional fees	5,405	5,190
Miscellaneous	102	215
	86,487	11,511
Net income	$ 130,179	388,990

See Accomapnying notes to financial statements.

JSP SECURITIES, LLC
D/B/A ATLANTIC CAPITAL SECURITIES

Statements of Changes in Members' Equity

Years ended December 31, 2007 and 2006

		Members' Capital	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2005	$	99,118	-	99,118
Net income		388,990	-	388,990
Withdrawals		(430,126)	-	(430,126)
Balance, December 31, 2006		57,982	-	57,982
Net income		130,179	5,610	135,789
Withdrawals		(171,085)	-	(171,085)
Balance, December 31, 2007	$	17,076	5,610	22,686

See Accomapnying notes to financial statements.

JSP SECURITIES, LLC
D/B/A ATLANTIC CAPITAL SECURITIES

Statements of Cash Flows

Years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 130,179	388,990
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	90	45
Changes in operating assets and liabilities:		
Accounts receivable	11,689	(11,688)
Prepaid expenses	(280)	-
Net cash provided by operating activities	141,678	377,347
Cash used in financing activities - member withdrawals	(171,085)	(430,126)
Cash used in investing activities - purchase of investment	-	(5,937)
Net decrease in cash and cash equivalents	(29,407)	(58,716)
Cash and cash equivalents, beginning of year	36,669	95,385
Cash and cash equivalents, end of year	$ 7,262	36,669

See Accomapnying notes to financial statements.

(1) Organization and Significant Accounting Policies

Organization

The Company was organized as Atlantic Capital Securities, LLC (the "Company") under the laws of the state of North Carolina on July 17, 1996, to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company changed its name June 30, 2007 and now operates as JSP Securities, LLC D/B/A Atlantic Capital Securities. The Company is licensed to operate in six states. It operates in states other than North Carolina primarily through independent representatives. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

On June 30, 2007, an unrelated broker-dealer located in Raleigh, North Carolina purchased the clients of Atlantic Capital Management (see note 2). It is anticipated that the Company will be sold to a new owner in the spring of 2008.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2007 and 2006.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the tax returns of the members. The financial statements, therefore, do not reflect a provision for income taxes.

(1) Organization and Significant Accounting Policies, Continued

Investments

The Company classifies its marketable equity securities as available for sale. Securities classified as available for sale are carried in the financial statements at fair value. Realized gains and losses, determined using the first in first out (FIFO) method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Party

The Company has an agreement with Atlantic Capital Management (a member of the Company) whereby Atlantic Capital Management provides office space and management services at no charge.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $5,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company had net capital, as defined, of $19,881 which was $14,881 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0 to 1.

(4) Investment

Cost and fair value of marketable equity securities as of December 31, 2007 and 2006 are as follows:

	2007	2006
Fair value	$14,847	9,237
Cost	$9,237	9,237

Schedule 1

JSP SECURITIES, LLC
D/B/A ATLANTIC CAPITAL SECURITIES

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2007 and 2006

		2007	2006
Total assets	$	22,686	57,982
Deduct: Aggregate indebtedness		-	-
Net worth		22,686	57,982
Add: Excluded indebtedness		-	-
Add: Subordinated liabilities		-	-
Deduct: Non-allowable assets		(578)	(388)
Deduct: Concessions		-	-
Deduct: Securities haircuts		(2,227)	(1,386)
Net capital	$	19,881	56,208
Capital requirements:			
Broker-dealer	$	5,000	5,000
Net capital in excess of requirements		14,881	51,208
Net capital as above	$	19,881	56,208
Net capital per December 31 FOCUS report (unaudited)	$	19,881	56,208
Adjustments		-	-
Adjusted net capital, December 31	$	19,881	56,208

JSP SECURITIES, LLC
D/B/A ATLANTIC CAPITAL SECURITIES

Supplemental Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007 and 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Members
JSP Securities, LLC
D/B/A Atlantic Capital Securities:

In planning and performing our audit of the financial statements of JSP Securities, LLC D/B/A Atlantic Capital Securities (the "Company") for the year ended December 31, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Agency, and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 11, 2008

END